UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Centennial Fund V, L.P.
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Crown Castle International Corp.
   TWRS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   August 2000
5. If Amendment, Date of Original (Month/Year)
   9/11/00
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Joint Report (1)
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |8/23/0|S   | |51,000            |D  |$36.3188   |                   |D(3)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |8/24/0|S   | |31,000            |D  |$36.50     |                   |D(3)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |8/25/0|S   | |79,000            |D  |$36.6115   |                   |D(3)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock (2)           |8/30/0|S   | |14,700            |D  |$36.00     |41,585             |D(3)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Pursuant to the Stockholders Agreement entered into between the Issuer and each of the stockholders listed in Schedule I thereto (the
"Stockholders Agreement"), and pursuant to the Share Exchange Agreement dated as of April 24, 1998 between the Issuer and Castle Transmission
Services (Holdings) Ltd. ("CTSH"). Telediffusion de France International S.A., Digital Future Investments B.V. and certain shareholders of CTSH (the
"Share Exchange Agreement"). Centennial Fund V, L.P. may be deemed to be the beneficial owner (as defined in Rule 16a-1(a)(1) promulgated under the Securities Exchange Act of 1934, as amended) of the securities of the Issuer owned by parties to the Stockholders Agreement, but Centennial
Fund V, L.P. disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein.
(2) On September 11, 2000, the reporting person filed a Form 4 which inadvertently omitted the sale of 14,700 shares on August 30, 2000.
(3) By Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"). Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), is the sole general partner of Fund V. By virtue of the relationship described, Holdings V may be deemed to control Fund V and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund V. This Form is also being filed on behalf of Holdings V as an indirect beneficial owner of securities of the
Issuer.
Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, and David C. Hull, Jr. are the sole general partners of Holdings V (the "Individual Partners"). By virtue of the relationships described above and their roles with Fund V and Holdings V, each of the Individual Partners may be deemed to control
Holdings V and Fund V and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund V. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Fund V, and, as a result, each Individual Partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund V.
(4) This form is executed by Jeffrey H. Schutz, General Partner of Holdings V, the sole General Partner of Fund V.
SIGNATURE OF REPORTING PERSON
/s/ Jeffrey H. Schutz (4)
DATE
September 12, 2000